UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4


[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: December 31, 2001
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

J.P. Morgan Chase & Co.
 (successor by merger to J.P. Morgan & Co Incorporated)
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     (Last)                         (First)                      (Middle)

270 Park Avenue
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                                   (Street)

New York                             NY                               10017
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

Rite Aid Corp. (RAD)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     2/2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

        Director                                     X  10% Owner
    ---                                             ---

        Officer (give title below)                      Other (specify below)
    ---                                             ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
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  X     Form filed by More than One Reporting Person
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      Table I -- Non-Derivative Securities Acquired, Disposed of, or
                            Beneficially Owned

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                            (Month/                                                                    (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)   Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------







Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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5.25% Convertible Notes due 2002   N/A               2/8/01               S                      $  500,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/8/01               S                      $1,400,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/15/01              S                      $1,000,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/21/01              S                      $1,000,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/21/01              S                      $3,000,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/22/01              S                      $  100,000   immed.        N/A

5.25% Convertible Notes due 2002   N/A               2/23/01              S                      $2,000,000   immed.        N/A



1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       Derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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5.25% Convertible Notes due 2002   Common Stock(1)  27.672 per $1000     $61.40

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $67.65

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $67.50

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $67.40

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $67.30

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $67.80

5.25% Convertible Notes due 2002   Common Stock     27.672 per $1000     $64.96        1,000,000            I (2)    (by subsidiary)


Explanation of Responses:

(1) On the dates of the transactions reported above, the market price of the Common Stock ranged from $3.81 to $5.30.

(2) J.P. Morgan Chase & Co. ("JPMC") disclaims beneficial ownership of Issuer's securities held by JPMC subsidiaries, including those securities held by J.P. Morgan Securities Inc. (JPMSI). No JPMSI affiliate had a pecuniary interest in the Issuer's securities reported herein.


               J.P. Morgan Chase & Co.


                By:      /s/ Stephen E. Gray
                     ------------------------------------      Date: 3/12/2001
                Vice President, Assistant General Counsel


                J.P. Morgan Securities Inc.


                By:      /s/ Stephen E. Gray                   Date: 3/12/2001
                     ------------------------------------
                Vice President, Assistant General Counsel


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                                                 SEC 1474 (3-99)